UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 24, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 24, 2022, regarding the Change in Management (Human Resources).

Istanbul, November 24, 2022

Announcement Regarding the Change in Management (Human Resources)

Effective as of November 24, 2022, Mr. Hüseyin Çakmak will be the acting Executive Vice President of Human Resources, which became vacant after the departure of Mr. Ali Rıza Esmen who has been serving as Executive Vice President of Human Resources of our Company since September 1, 2021.

Hüseyin Çakmak, graduated from Anadolu University, Department of Political Science and Public Administration in 2003, and completed his master’s degree in Management Science at Kocaeli University, Department of Political Science and Public Administration in 2006. He started his career in the family company as Sales Operations Executive in 2003 and performed until 2006.

In 2007, he attended Yıldız Holding Human Resources Organization and respectively acted as; Human Resources Manager of the Packaging, IT and Real Estate Group Presidency between 2007-2011; Human Resources Manager of the Food and Beverage Group Presidency between 2011-2015; Human Resources Group Manager of the Retail Group Presidency between 2015-2019. After acting as the Human Resources Group Director and Member of Executive Board at Aydem Holding between 2019-2020, he joined Turkcell in August 2020 as the Employee Experience and Talent Recruitment Director.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 24, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 24, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer